EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acorda Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-131846) on Form S-8 and in the registration statement (No. 333-138842) on Form S-3 of Acorda Therapeutics, Inc. of our report dated March 26, 2007, with respect to the consolidated balance sheets of Acorda Therapeutics, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 10-K of Acorda Therapeutics, Inc. Our report on the consolidated financial statements refers to the Company’s adoption of statement of Financial Accounting Standards No. 123R, “Share-Based Payments,” as of January 1, 2006.

/s/ Kpmg LLP

Short Hills, New Jersey
May 8, 2007